ARCELORMITTAL 6-K

Exhibit 99.1

ArcelorMittal reports first quarter 2025

Luxembourg, April 30, 2025 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company” or the "Group") (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month period ended March 31, 2025.

1Q 2025 key highlights:

Safety focus: Protecting employee health and well-being remains an overarching priority of the Company. LTIF rate of 0.63x in 1Q 2025. dss+ safety audit recommendations implementation phase is underway

Delivering higher margins than in prior cycles: The Group's results are showing resilience; the benefits of asset optimization and a diversified asset portfolio are supporting higher and more stable margins than in prior cycles. Despite the impact of unsustainably low spreads, 1Q 2025 EBITDA of $1.6bn with EBITDA/tonne of $116/t compares favorably against low points of previous cycles. 1Q 2025 net income is $0.8bn

Stronger operations: Record production and shipments from Liberia iron ore operations supporting strong Mining segment performance; European mills operating consistently supporting good cost performance; North America back to normalized operating levels

Seasonal investment in working capital: A typical seasonal working capital investment of $1.7bn during the quarter led to a free cash outflow of $1.4bn and an increase in net debt10 to $6.7bn (while liquidity stood at $10.8bn8)

Investing for growth and consistently rewarding shareholders all whilst maintaining a strong balance sheet: Over the past 12 months, the Company has generated net cash provided by operating activities of $4.6bn and spent maintenance/normative capex of $2.7bn resulting in investable cash flow of $1.9bn. The Company then invested $1.2bn on strategic growth capex projects, returned $1.2bn to ArcelorMittal shareholders and allocated a net $0.9bn to M&A

Strategic focus:

ArcelorMittal’s optimized asset portfolio and repositioned balance sheet places it in a much stronger position to navigate macro uncertainty whilst maintaining its strategic course

Delivering strategic growth projects: good momentum

The Group's strong financial position enables the consistent funding of organic growth projects to support future profitability and investable cashflow. The Group‘s high return strategic growth projects, together with impact of Vallourec and Italpannelli are expected to increase EBITDA potential by $1.8bn7, with a $0.6bn benefit to EBITDA targeted in 2025

Key projects for 2025 are on track:

•	Liberia iron ore expansion project to 20Mt is running on time and budget. The commissioning of full 15Mt concentrator capacity is on track by mid-2025 with full 20Mt capacity run-rate targeted by end 2025. 10Mt shipments expected in 2025, and incremental EBITDA of $0.2bn expected in 2025 and $450m at full capacity assuming current long-term prices
•	New state-of-the-art 1.5Mt EAF at AMNS Calvert (US) commissioning is underway. This will be the first EAF in North America capable of supplying exposed automotive grades with domestically melted and poured material with first heat expected in 2Q 2025
•	Development of AMNS India continues to gather momentum. The phase 1 expansion of Hazira to 15Mt by the end of 2026 remains on track. 2025 will see the commissioning of new high added-value downstream facilities (CGL3, PLTCM and CGAL) particularly focused on steel for automotive customers. Land acquisition has commenced in Rajayyapeta, Andhra Pradesh, where a 7.3Mtpa state-of the art integrated greenfield steel plant is planned

Economic decarbonization:

•	The Company has been encouraged by the European Commission's (EC) Steel and Metals Action Plan which has shown an understanding of the critical issues i.e. trade defenses, strengthened CBAM and demand for low carbon emission steel. The recently enhanced safeguards and new anti-dumping measures support the outlook for domestic producers relative to importers
•	The Action Plan now needs to be supported by rapid implementation; of critical importance is visibility on the provision of industry access to competitive energy, an effective CBAM and Trade defenses. At that point, the Company will be able to review its investment priorities for the Europe segment
•	The Company continues to optimize its decarbonization pathway, focused on generating a return on investment with related capex to be contained within the annual capex envelope of $4.5-$5.0bn

Consistent shareholder returns:

•	Since September 2020[6], the Company has successfully completed 9 separate buyback programs, reducing fully diluted shares outstanding by 38%
•	As per its capital allocation and return policy, in addition to its base dividend ($0.55/sh)[9], the Company will continue to return a minimum of 50% of post-dividend annual free cash flow to shareholders
•	Following completion of the most recent 85 million share buyback (SBB) program on April 1, 2025, a new 2025-2030 SBB program was announced. The Company will repurchase shares in a series of "tranches" through 2030. The first 10 million tranche commenced immediately upon announcement

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	1Q 25	4Q 24	3Q 24	2Q 24	1Q 24
Sales	14,798	14,714	15,196	16,249	16,282
Operating income	825	529	663	1,046	1,072
Net income/(loss) attributable to equity holders of the parent	805	(390)	287	504	938
Adjusted net income attributable to equity holders of the parent[5]	805	404	488	677	757
Basic earnings/(loss) per common share (US$)	1.05	(0.51)	0.37	0.63	1.16
Adjusted basic earnings per common share (US$)[5]	1.05	0.52	0.63	0.85	0.94

Operating income/tonne (US$/t)	60	39	50	75	80
EBITDA	1,580	1,654	1,581	1,862	1,956
EBITDA/tonne (US$/t)	116	122	118	134	145

Crude steel production (Mt)	14.8	14.0	14.8	14.7	14.4
Steel shipments (Mt)	13.6	13.5	13.4	13.9	13.5
Total Group iron ore production (Mt)	11.8	12.6	10.1	9.5	10.2
Iron ore production (Mt) (AMMC and Liberia only)	8.4	8.9	6.6	5.9	6.5
Iron ore shipment (Mt) (AMMC and Liberia only)	8.0	7.6	6.3	6.2	6.3

Weighted average common shares outstanding (in millions)	768	772	778	794	809

Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:

“Across the Group our people are focused on implementing the recommendations of the dss+ safety audit, and a detailed update was included in our recent Sustainability report. While this is a three-year transformation plan, I am encouraged by the first steps that have been taken. We can already see the positive impact this is having across our operations, which we will build on over the remainder of this year and beyond.

From a financial perspective, it was another quarter of consistent delivery and robust margins, particularly given the geopolitical challenges, with EBITDA of $116 per tonne. We continue to execute our strategic growth agenda which is expected to deliver an incremental $1.8 billion EBITDA by 2027. A notable feature of the quarter was the strong performance in Liberia, which achieved record iron ore production and shipments.

Looking ahead, a measure of caution about the short-term outlook is appropriate. Heightened uncertainty around the terms of global trade is hurting business confidence and risks causing further economic disruption if not quickly resolved. It is encouraging however that around the world, governments are committed to supporting their domestic manufacturing industries. In the US, Section 232 tariffs are supporting higher prices and spreads, and in Europe the Steel and Metals Action Plan is a much needed and important signal that Europe will take action to support strategically important industries like steel from unfair competition. Swift implementation of the plan is now required to ensure European steelmaking can regain competitiveness and continue to invest for the future.

As a global Company with operations in most major regions, exports are a relatively modest part of our sales and we will continue to focus on meeting the requirements of our domestic markets, including in the high-growth attractive developing economies. Our strong balance sheet and diverse business model allows us to continue to invest in growth and deliver consistent shareholder returns, with the recent share buyback announcement proof of strategy in action."

Safety and sustainable development

Health and Safety focus:

Protecting employee health and well-being remains an overarching priority of the Company. LTIF rate of 0.63x in 1Q 2025 (vs 0.79x in 4Q 2024 and 0.61x in 1Q 2024).

Work is underway on the implementation of the safety audit recommendations. For further details on the progress to date on dss+ safety audit recommendations, see the 2024 Sustainability report available on the Company's website.

Own personnel and contractors – Lost time injury frequency rate

	1Q 25	4Q 24	3Q 24	2Q 24	1Q 24
North America	0.23	0.31	0.43	0.31	—
Brazil	0.32	0.27	0.33	0.15	0.08
Europe	1.16	1.61	1.47	1.06	1.28
Sustainable Solutions	1.22	0.87	1.23	1.09	0.89
Mining	0.23	0.24	0.14	0.15	0.16
Others	0.45	0.88	1.20	0.47	0.76
Total	0.63	0.79	0.88	0.57	0.61

Sustainable development highlights:

•	ArcelorMittal continues to focus on economic decarbonization. In Europe, the Company has been encouraged by the Steel and Metals Action Plan which has shown an understanding of the urgency of the situation on trade defense, the requirement for a strengthened Carbon Border Adjustment Mechanism (CBAM) and demand for low carbon emission steel. This plan now needs to be supported by rapid action to ensure recovery of market share lost to imports due to global excess capacity and to improve demand and cost-competitiveness of low-carbon emission steel.
•	ArcelorMittal is engaging with the European Commission and other European leaders to build on the momentum already achieved. Furthermore, in Spain, the decarbonization projects are progressing (1.1Mt EAF in Gijon and expansion to 1.6Mt production in Sestao).
•	The Company intends for all decarbonization-related capex to be contained within the annual capex envelope of $4.5-$5.0 billion.

Analysis of results for 1Q 2025 versus 4Q 2024

Sales were broadly stable at $14.8 billion in 1Q 2025 as compared to $14.7 billion in 4Q 2024.

Operating income of $825 million in 1Q 2025 was 55.9% higher as compared to 4Q 2024 which was impacted by impairment charges2 of $80 million and exceptional items3 of $142 million.

EBITDA in 1Q 2025 declined by 4.5% to $1,580 million as compared to $1,654 million in 4Q 2024, primarily due to seasonality in Brazil, negative price-cost effect in Europe and lower contribution from India and JVs, offset in part by an improvement in North America (mainly due to improved Mexico results post illegal blockade), including higher volumes and positive price-cost effect.

ArcelorMittal recorded a net income of 1Q 2025 of $805 million as compared to a net loss of $390 million in 4Q 2024 (adjusted net income of $404 million in 4Q 2024)5 primarily due to higher operating income as discussed above, foreign exchange gains (largely due to the US$ depreciation against most currencies) and lower taxes4.

Net cash used in operating activities during 1Q 2025 amounted to $0.4 billion, compared to net cash provided by operating activities of $2.5 billion in 4Q 2024, reflecting a $1.7 billion seasonal investment of working capital in 1Q 2025 compared to a working capital release of $1.6 billion in 4Q 2024. Capex for the quarter amounted to $1.0 billion (including $0.3 billion spent on strategic growth projects) compared to $1.1 billion (including $0.3 billion spend on strategic growth projects) in 4Q 2024.

Free cash outflow of $1.4 billion and share repurchases of $0.1 billion resulted in an increase in net debt to $6.7 billion on March 31, 2025, as compared to $5.1 billion on December 31, 2024.

Analysis of operations

North America

(USDm) unless otherwise shown	1Q 25	4Q 24	3Q 24	2Q 24	1Q 24
Sales	2,877	2,625	2,762	3,162	3,347
Operating income	350	158	229	338	585
Depreciation	(125)	(131)	(129)	(129)	(120)
EBITDA	475	289	358	467	705
Crude steel production (Kt)	2,255	1,883	1,652	1,823	2,180
- Flat shipments (Kt)	2,107	1,952	1,960	1,865	2,245
- Long shipments (Kt)	668	561	540	719	666
Steel shipments* (Kt)	2,643	2,391	2,408	2,468	2,796
Average steel selling price (US$/t)	902	892	955	1,040	1,042

* North America steel shipments include slabs sourced by the segment from Group companies (mainly the Brazil segment) and sold to the Calvert JV (eliminated in the Group consolidation). These shipments can vary between periods due to slab sourcing mix and timing of vessels: 1Q'25 469kt; 4Q'24 333kt; 3Q'24 577kt; 2Q'24 476kt; 1Q'24 481kt.

Sales in 1Q 2025 increased by 9.6% to $2.9 billion, as compared to $2.6 billion in 4Q 2024 primarily on account of a 10.5% increase in steel shipments and a 1.2% increase in average steel selling prices.

Following the resolution of the illegal blockade as previously reported, crude steel production in ArcelorMittal Mexico has fully recovered in 1Q 2025.

Operating income in 1Q 2025 increased to $350 million as compared to $158 million in 4Q 2024, primarily due to improved Mexico results (post illegal blockade) including higher volumes and a positive price-cost effect.

EBITDA in 1Q 2025 of $475 million was 64.3% higher as compared to $289 million in 4Q 2024, as discussed above.

Brazil

(USDm) unless otherwise shown	1Q 25	4Q 24	3Q 24	2Q 24	1Q 24
Sales	2,648	2,889	3,218	3,243	3,051
Operating income	306	358	414	325	302
Depreciation	(85)	(96)	(83)	(88)	(94)
Impairment items	—	(43)	—	—	—
EBITDA	391	497	497	413	396
Crude steel production (Kt)	3,579	3,527	3,842	3,607	3,564
- Flat shipments (Kt)	2,057	2,367	2,464	2,441	2,137
- Long shipments (Kt)	1,120	1,121	1,335	1,215	1,061
Steel shipments (Kt)	3,158	3,478	3,787	3,637	3,180
Average steel selling price (US$/t)	774	773	787	826	886

Sales in 1Q 2025 declined by 8.4% to $2.6 billion as compared to $2.9 billion in 4Q 2024, primarily due to 9.2% decrease in steel shipments, impacted by shipment timing delays and seasonality.

Operating income in 1Q 2025 of $306 million was 14.5% lower as compared to $358 million in 4Q 2024, primarily due to lower steel shipments. 4Q 2024 included impairment charges of $43 million related to the write-off of certain civil works on the Monlevade expansion project which has been stopped.

EBITDA in 1Q 2025 declined by 21.3% to $391 million as compared to $497 million in 4Q 2024, as discussed above.

Europe

(USDm) unless otherwise shown	1Q 25	4Q 24	3Q 24	2Q 24	1Q 24
Sales	7,218	7,142	7,141	7,822	7,847
Operating income	90	111	12	194	69
Depreciation	(280)	(305)	(281)	(268)	(274)
Impairment items	—	—	(36)	—	—
Exceptional items	—	—	(74)	—	—
EBITDA	370	416	403	462	343
Crude steel production (Kt)	7,987	7,696	7,870	8,041	7,604
- Flat shipments (Kt)	5,418	5,084	4,897	5,206	5,302
- Long shipments (Kt)	2,111	2,133	1,907	2,204	1,939
Steel shipments (Kt)	7,528	7,213	6,803	7,407	7,236
Average steel selling price (US$/t)	834	852	915	929	945

Sales in 1Q 2025 were broadly stable at $7.2 billion as compared to $7.1 billion in 4Q 2024, primarily due to a 4.4% increase in steel shipment volumes offset by a 2.0% decline in average steel selling prices.

Operating income in 1Q 2025 of $90 million was 19.2% lower as compared to $111 million in 4Q 2024 primarily due to a negative price-cost effect offset in part by higher steel shipments.

EBITDA in 1Q 2025 of $370 million was 11.1% lower as compared to $416 million in 4Q 2024, as discussed above.

India and JVs

Income from associates, joint ventures and other investments was lower in 1Q 2025 at $99 million, as compared to $194 million in 4Q 2024 primarily due to a lower income from our European investees and seasonality.

ArcelorMittal has investments in various joint venture and associate entities globally. The Company considers Calvert (50% equity interest) and AMNS India (60% equity interest) joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Company.

AMNS India

(USDm) unless otherwise shown	1Q 25	4Q 24	3Q 24	2Q 24	1Q 24
Production (Kt) (100% basis)	1,684	1,950	1,743	1,867	1,984
Shipments (Kt) (100% basis)	1,882	2,138	1,887	1,892	2,016
Sales (100% basis)	1,448	1,583	1,537	1,580	1,815
EBITDA (100% basis)	101	133	162	237	312

Sales in 1Q 2025 decreased by 8.6% to $1.4 billion as compared to $1.6 billion in 4Q 2024, primarily due a 12% decline in steel shipments (in part impacted by planned maintenance but also unfavorable market conditions which have been subsequently addressed by safeguard measures).

EBITDA during 1Q 2025 declined by 24.1% to $101 million as compared to $133 million in 4Q 2024, driven primarily by lower steel shipments.

Calvert

(USDm) unless otherwise shown	1Q 25	4Q 24	3Q 24	2Q 24	1Q 24
Production (Kt) (100% basis)	1,258	984	1,094	1,202	1,216
Shipments (Kt) (100% basis)	1,141	941	1,015	1,145	1,131
Sales (100% basis)	1,160	1,010	1,054	1,244	1,236
EBITDA (100% basis)	158	134	126	166	188

Production includes all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal Group entities and third parties, including stainless steel slabs. Shipments: including shipments of finished products processed on a hire work basis for ArcelorMittal Group entities and third parties, including stainless steel products. EBITDA of Calvert presented here on a 100% basis as a stand-alone business and in accordance with the Company's policy, applying the weighted average method of accounting for inventory.

Sales in 1Q 2025 increased by 14.8% to $1.2 billion as compared to $1.0 billion in 4Q 2024 primarily due to 21.3% higher shipments due to improved demand.

EBITDA during 1Q 2025 of $158 million was 17.7% higher as compared to $134 million in 4Q 2024, primarily due to higher shipment volumes.

Sustainable Solutions

(USDm) unless otherwise shown	1Q 25	4Q 24	3Q 24	2Q 24	1Q 24
Sales	2,580	2,400	2,542	2,891	2,889
Operating income/(loss)	37	(41)	17	55	26
Depreciation	(50)	(56)	(38)	(40)	(44)
Exceptional items	—	(79)	—	—	—
EBITDA	87	94	55	95	70

Sales in 1Q 2025 increased by 7.5% to $2.6 billion as compared to $2.4 billion in 4Q 2024.

Operating income in 1Q 2025 was $37 million as compared to an operating loss of $41 million in 4Q 2024 (which was impacted by exceptional items of $79 million primarily related to restructuring of the distribution network, resulting in a concentration of sites to improve efficiencies).

EBITDA in 1Q 2025 of $87 million was 7.9% lower as compared to $94 million in 4Q 2024 primarily due to seasonally lower construction business activity offset by EBITDA contribution from the ramp-up of the India renewables project (operating at 90% utilization and contributing $13 million EBITDA which is ~75% of its target profitability).

Mining

(USDm) unless otherwise shown	1Q 25	4Q 24	3Q 24	2Q 24	1Q 24
Sales	735	704	589	641	729
Operating income	253	246	128	150	246
Depreciation	(67)	(67)	(65)	(66)	(65)
EBITDA	320	313	193	216	311
Iron ore production (Mt)	8.4	8.9	6.6	5.9	6.5
Iron ore shipment (Mt)	8.0	7.6	6.3	6.2	6.3

Note: Mining segment comprises iron ore operations of ArcelorMittal Mines Canada (AMMC) and ArcelorMittal Liberia.

Sales in 1Q 2025 increased by 4.4% to $735 million as compared to $704 million in 4Q 2024, primarily due to 6.5% higher iron ore shipments. Liberia performance in 1Q 2025 improved significantly with record iron ore production and shipments, driven by operational improvements.

Iron ore production in 1Q 2025 decreased by 6.0% to 8.4Mt as compared to 8.9Mt in 4Q 2024 with seasonally lower performance at ArcelorMittal Mines Canada offset in part by improved Liberia volume.

Operating income in 1Q 2025 increased by 2.9% to $253 million as compared to $246 million in 4Q 2024 driven primarily by higher iron ore shipments in Liberia.

EBITDA in 1Q 2025 of $320 million was 1.9% higher as compared to $313 million in 4Q 2024, as discussed above.

Recent development

•	The first phase of AMNS India's expansion at Hazira to 15 million tonnes is on track with completion expected by the end of 2026. AMNS India’s mix and profitability is expected to improve as it commissions various value-added downstream facilities such as CGL3, PLTCM and CGAL by the end of 2025 while trademark ArcelorMittal products such as Magnelis and Optigal are gaining traction in the Indian market. Further plans are under development to build a 2.5Mtpa compact strip production mill to increase Hazira production capacity to 18Mtpa. On March 28, 2025, AMNS India announced the beginning of the acquisition of a land parcel in Anakapalli district, Andhra Pradesh, as part of its plans to set up a state-of-the-art integrated steel plant in Rajayyapeta. The initial payment for acquiring the land has been made, and possession is expected soon, paving the way for the Company to commence work on the 7.3Mtpa greenfield project. The Company has also acquired 2 additional high-grade iron ore mines in Chhattisgarh to further enhance its raw material security as requirements increase.
•	On March 31, 2025, further to the announcement released on the Stock Exchange News Service (“SENS”) of the JSE Limited on March 19, 2025, ArcelorMittal South Africa informed shareholders that the decision to wind down its Long Steel Business will be deferred for an initial period of at least 6 months, up to August 31, 2025.

Outlook

The macro-outlook has evolved over the past 3 months. Delays in finding solutions for trade disruptions may lead to downside risks to the apparent steel consumption forecasts that were presented by the Company on February 6, 2025, particularly for the US and China. In Europe: as anticipated, steel spreads have recovered after reaching unsustainably low levels, with the outlook supported by the European Commission's Steel and Metals Action Plan and enhanced safeguards against imports and the German Infrastructure Fund. In the US, S232 tariffs are supporting prices. In India: robust underlying demand continues, with newly approved safeguards expected to support prices. In China: low spreads persist due to excess capacity, with further stimulus measures required to support economic growth targets.

Despite a more uncertain outlook, the Company has made no changes to its investment plans or capital return priorities. Capex in 2025 is projected to be within the range of $4.5-$5.0 billion, including $1.4-$1.5 billion on our strategic growth projects and $0.3-$0.4 billion on projects related to decarbonization. The outlook for free cash flow remains positive in 2025 and beyond; cash flow in 2025 is expected to be supported by working capital optimization; and the completion of the Company’s strategic growth projects is expected to support structurally higher EBITDA and investable cash flow in the coming periods. Given this positive outlook, and in line with its defined capital return policy, the Company has initiated a new long-term share buyback program, with the first tranche of 10 million shares commencing on April 7, 2025.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

In millions of U.S. dollars	Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
ASSETS
Cash and cash equivalents	5,319	6,484	5,437
Trade accounts receivable and other	4,108	3,375	4,403
Inventories	16,877	16,501	18,372
Prepaid expenses and other current assets	3,362	3,022	3,462
Total Current Assets	29,666	29,382	31,674

Goodwill and intangible assets	4,599	4,453	5,016
Property, plant and equipment	34,705	33,311	33,477
Investments in associates and joint ventures	11,711	11,420	10,141
Deferred tax assets	8,904	8,942	9,521
Other assets	1,867	1,877	2,118
Total Assets	91,452	89,385	91,947

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	3,456	2,748	1,873
Trade accounts payable and other	11,884	12,921	12,674
Accrued expenses and other current liabilities	6,656	6,156	5,890
Total Current Liabilities	21,996	21,825	20,437

Long-term debt, net of current portion	8,591	8,815	8,348
Deferred tax liabilities	2,418	2,338	2,330
Other long-term liabilities	5,148	5,121	5,175
Total Liabilities	38,153	38,099	36,290

Equity attributable to the equity holders of the parent	51,206	49,223	53,591
Non-controlling interests	2,093	2,063	2,066
Total Equity	53,299	51,286	55,657
Total Liabilities and Shareholders’ Equity	91,452	89,385	91,947

ArcelorMittal Condensed Consolidated Statements of Operations1

	Three months ended
In millions of U.S. dollars unless otherwise shown	Mar 31, 2025	Dec 31, 2024	Sept 30, 2024	Jun 30, 2024	Mar 31, 2024
Sales	14,798	14,714	15,196	16,249	16,282
Depreciation (B)	(656)	(709)	(646)	(635)	(642)
Impairment items[2] (B)	—	(80)	(36)	—	—
Exceptional items[3] (B)	—	(142)	(74)	—	—
Operating income (A)	825	529	663	1,046	1,072
Operating margin %	5.6%	3.6%	4.4%	6.4%	6.6%

Income from associates, joint ventures and other investments (C)	99	194	162	181	242
Net interest expense	(48)	(32)	(8)	(7)	(63)
Foreign exchange and other net financing gain/(loss)	115	(348)	(112)	(260)	(261)
Non-cash mark-to-market (loss)/gain until acquisition of c.28.4% Vallourec shares	—	—	(91)	(173)	181
Income before taxes and non-controlling interests	991	343	614	787	1,171
Current tax expense	(181)	(361)	(164)	(179)	(321)
Deferred tax benefit/(expense)	12	(387)	(151)	(96)	124
Income tax expense (net)	(169)	(748)	(315)	(275)	(197)
Net income/(loss) including non-controlling interests	822	(405)	299	512	974
Non-controlling interests income/(loss)	(17)	15	(12)	(8)	(36)
Net income/(loss) attributable to equity holders of the parent	805	(390)	287	504	938

Basic earnings/(loss) per common share ($)	1.05	(0.51)	0.37	0.63	1.16
Diluted earnings/(loss) per common share ($)	1.04	(0.51)	0.37	0.63	1.16

Weighted average common shares outstanding (in millions)	768	772	778	794	809
Diluted weighted average common shares outstanding (in millions)	771	772	781	797	811

OTHER INFORMATION
EBITDA (A-B+C)	1,580	1,654	1,581	1,862	1,956
EBITDA Margin %	10.7%	11.2%	10.4%	11.5%	12.0%

Total Group iron ore production (Mt)	11.8	12.6	10.1	9.5	10.2
Crude steel production (Mt)	14.8	14.0	14.8	14.7	14.4
Steel shipments (Mt)	13.6	13.5	13.4	13.9	13.5

ArcelorMittal Condensed Consolidated Statements of Cash flows1

	Three months ended
In millions of U.S. dollars	Mar 31, 2025	Dec 31, 2024	Sept 30, 2024	Jun 30, 2024	Mar 31, 2024
Operating activities:
Income/(loss) attributable to equity holders of the parent	805	(390)	287	504	938
Adjustments to reconcile net result to net cash provided by operations:
Non-controlling interests (loss)/income	17	(15)	12	8	36
Depreciation and impairments[2]	656	789	682	635	642
Exceptional items[3]	—	142	74	—	—
Income from associates, joint ventures and other investments	(99)	(194)	(162)	(181)	(242)
Deferred tax (benefit)/loss	(12)	387	151	96	(124)
Change in working capital	(1,712)	1,605	132	84	(1,719)
Other operating activities (net)	(9)	144	235	(73)	369
Net cash (used)/provided by operating activities (A)	(354)	2,468	1,411	1,073	(100)
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(967)	(1,133)	(1,051)	(985)	(1,236)
Other investing activities (net)	(62)	15	(814)	(57)	274
Net cash used in investing activities	(1,029)	(1,118)	(1,865)	(1,042)	(962)
Financing activities:
Net proceeds/(payments) relating to payable to banks and long-term debt	197	667	(109)	1,007	(334)
Dividends paid to ArcelorMittal shareholders	—	(193)	—	(200)	—
Dividends paid to minorities shareholders (C)	(30)	(18)	(85)	(7)	(77)
Share buyback	(94)	(133)	(277)	(293)	(597)
Lease payments and other financing activities (net)	(50)	76	(62)	7	(52)
Net cash provided/(used) by financing activities	23	399	(533)	514	(1,060)
Net (decrease)/increase in cash and cash equivalents	(1,360)	1,749	(987)	545	(2,122)
Effect of exchange rate changes on cash	205	(347)	147	(81)	(190)
Change in cash and cash equivalents	(1,155)	1,402	(840)	464	(2,312)

Free cash flow (A+B+C)	(1,351)	1,317	275	81	(1,413)

Appendix 1a: Capital expenditures1

(USD million)	1Q 25	4Q 24	3Q 24	2Q 24	1Q 24
North America	110	149	50	100	111
Brazil	180	252	213	211	203
Europe	329	267	374	275	443
Sustainable Solutions	53	142	75	80	160
Mining	235	257	268	262	235
Others	60	66	71	57	84
Total	967	1,133	1,051	985	1,236

Appendix 1b: Investable cashflow and capex split

(USD million)	1Q 25	4Q 24	3Q 24	2Q 24	1Q 24
Net cash (used)/provided by operating activities	(354)	2,468	1,411	1,073	(100)
Maintenance/normative capex	(635)	(735)	(666)	(652)	(771)
Investable cashflow	(989)	1,733	745	421	(871)
Strategic capex	(268)	(331)	(284)	(282)	(391)
Decarbonization capex	(64)	(67)	(101)	(51)	(74)

Appendix 2: Debt repayment schedule as of March 31, 2025

(USD billion)	2025	2026	2027	2028	≥2029	Total
Bonds	1.0	1.1	1.2	0.5	4.1	7.9
Commercial paper	1.0	—	—	—	—	1.0
Other loans	1.0	0.3	0.7	0.2	0.9	3.1
Total gross debt	3.0	1.4	1.9	0.7	5.0	12.0

As of March 31, 2025, the average debt maturity is 6.3 years.

Appendix 3: Reconciliation of gross debt to net debt

(USD million)	Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Gross debt	12,047	11,563	10,221
Less: Cash and cash equivalents	(5,319)	(6,484)	(5,437)
Net debt	6,728	5,079	4,784

Net debt / LTM EBITDA	1.0	0.7	0.6

Appendix 4: Adjusted net income and adjusted basic EPS

(USD million)	1Q 25	4Q 24	3Q 24	2Q 24	1Q 24
Net income/(loss) attributable to equity holders of the parent	805	(390)	287	504	938
Impairment items[2]	—	(80)	(36)	—	—
Exceptional items[3]	—	(142)	(74)	—	—
Mark-to-market (loss)/gain on purchase of stake in Vallourec	—	—	(91)	(173)	181
One-off tax charges[4]	—	(572)	—	—	—
Adjusted net income attributable to equity holders of the parent	805	404	488	677	757

Weighted average common shares outstanding (in millions)	768	772	778	794	809
Adjusted basic EPS $/share	1.05	0.52	0.63	0.85	0.94

Appendix 5: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release to the following terms have the meanings set out next to them below:

Adjusted basic EPS: refers to adjusted net income divided by the weighted average common shares outstanding.

Adjusted net income: refers to reported net income(loss) less impairment items and exceptional items (including mark-to-market on purchase of Vallourec shares and one-off tax charges).

Apparent steel consumption: calculated as the sum of production plus imports minus exports.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.

Capex: represents the purchase of property, plant and equipment and intangibles. The Group’s capex figures do not include capex at the JVs level (i.e.: AMNS India and Calvert).

Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.

Depreciation: refers to amortization and depreciation.

EPS: refers to basic or diluted earnings per share.

EBITDA: defined as operating income (loss) plus depreciation, impairment items and exceptional items and income (loss) from associates, joint ventures and other investments (excluding impairments and exceptional items if any).

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.

Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders. The term free cash outflow is used when the difference is negative (i.e., negative free cash flow)

Foreign exchange and other net financing income(loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Gross debt: long-term debt and short-term debt.

Impairment items: refers to impairment charges.

Income from associates, joint ventures and other investments: refers to income from associates, joint ventures and other investments (excluding impairments and exceptional items if any).

Investable cash flow: refers to net cash provided by operating activities less maintenance/normative capex.

Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.

Kt: refers to thousand metric tonnes.

Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: refers to lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

Maintenance/normative capex: refers to capital expenditures outside of strategic capital expenditures and decarbonization projects (and includes cost reduction plans and environment projects as well as general maintenance capital expenditures).

Mt: refers to million metric tonnes.

Net debt: long-term debt and short-term debt less cash and cash equivalents.

Net debt/LTM EBITDA: refers to Net debt divided by EBITDA for the last twelve months.

Net interest expense: includes interest expense less interest income.

Operating results: refers to operating income(loss).

Operating segments: North America segment includes the Flat, Long and Tubular operations of Canada and Mexico; and also includes all Mexico mines. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes the Flat, Long and includes Bosnia and Herzegovina captive iron ore mines; Sustainable Solutions division includes Downstream Solutions and Tubular operations of the European business and our renewables operations in India. The Others segment includes the Flat, Long and Tubular operations of Kazakhstan (till December 7, 2023), Ukraine and South Africa; and also includes the captive iron ore mines in Ukraine and iron ore and coal mines in Kazakhstan (till December 7, 2023). Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.

Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.

Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e. increased spread between steel prices and raw material costs) or negative effect (i.e. a squeeze or decreased spread between steel prices and raw material costs).

Shipments: information at segment and Group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Working capital change (working capital investment / release): refers to movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

Footnotes
1.	The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating results of the segments to reflect corporate costs, income from non-steel operations (e.g. logistics and shipping services) and the elimination of stock margins between the segments.
2.	Impairment charges of $80 million for 4Q 2024 included $37 million related to the closure of the ArcelorMittal South Africa long business and $43 million for civil works for the Monlevade project in Brazil.
3.	Exceptional charges of $142 million in 4Q 2024 included $79 million restructuring costs related to business optimization primarily through asset concentration in the Sustainable solutions division and $63 million related to closure of the long business of ArcelorMittal South Africa.
4.	One-off tax charges in 4Q 2024 related to i) In December 2024, Luxembourg passed a law resulting in a decrease of the statutory tax rate in Luxembourg (effective January 1, 2025) from 24.94% to 23.87%. The decrease in the deferred tax asset and resulting deferred tax expense was $0.4 billion in 4Q 2024; and ii) $0.2 billion provision relating to tax litigations.

5.	See Appendix 4 for the reconciliation of adjusted net income and adjusted basic earnings per share.
6.	September 2020 was the inception date of the ongoing share buyback programs. So far in 2025, the Company has bought back 7 million shares split as: 6.8 million shares to complete the previous 85 million share buyback program; and 0.2 million shares under the first tranche of the new multi-year share buyback program.
7.	$1.8 billion includes EBITDA potential from strategic growth projects of $1.6 billion (excludes $0.3 billion considered achieved to date from the completion of the Mexico HSM project on an observed run-rate basis) and $0.2 billion impact from the Vallourec and Italpannelli investments. Of this amount, $0.6 billion is expected in 2025, $0.6 billion in 2026 and $0.6 billion in 2027 and beyond. The estimate of potential additional contribution to EBITDA is based on assumptions once ramped up to full capacity and assuming prices/spreads generally in line with the averages of 2015-2020. Other projects under development include the construction of a new high added value finishing line (cold rolling mill) and a continuous coating line at Tubarão facility. The project is undergoing internal approvals, and ArcelorMittal Brasil is currently moving forward with detailed engineering (full feasibility study).
8.	Liquidity at the end of March 31, 2025, of $10.8 billion consisted of cash and cash equivalents of $5.3 billion and $5.5 billion of available credit lines.
9.	The Board proposes to increase the annual base dividend to shareholders to $0.55/sh in FY 2025 (from $0.50/sh in FY 2024), to be paid in two equal installments in June 2025 and December 2025, subject to the shareholders' approval at the 2025 AGM on May 6, 2025.
10.	See appendix 3 for the reconciliation of gross debt to net debt.

First quarter 2025 earnings analyst conference call

ArcelorMittal Management will host a conference call for members of the investment community to present and comment on the three-month period ended March 31, 2025 on: Wednesday April 30, 2025, at 9.30am US Eastern time. 14.30pm London time and 15.30pm CET.

To access via the conference call and ask a question during the Q&A, please register in advance: https://register-conf.media-server.com/register/BIb3a7a16fb3544c708a23ba98d8fb9214

Alternatively, the webcast can be accessed live on the day: https://edge.media-server.com/mmc/p/abuy7epx/

Forward-Looking Statements

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target”, "projected", "potential", "intend" or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-GAAP/Alternative Performance Measures

This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA and EBITDA/tonne, free cash flow (FCF), adjusted net income, adjusted basic earnings per share and the ratio of net debt/LTM EBITDA which are non-GAAP financial/alternative performance measures, as additional measures to enhance the understanding of its operating performance. The definition of EBITDA includes income from share of associates, JVs and other investments (excluding impairments and exceptional items if any, of associates, JVs and other investments) because the Company believes this information provides investors with additional information to understand its results, given the increasing significance of its joint ventures. ArcelorMittal believes such indicators are relevant to provide management and investors with additional information. ArcelorMittal also presents net debt, liquidity and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. Investable cashflow is defined as net cash provided by operating activities less maintenance/normative capex, and the Company thus believes that it represents a cashflow that is available for allocation at management’s discretion. The Company’s guidance as to additional EBITDA estimated to be generated from certain projects is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal is unable to reconcile, without unreasonable effort, such guidance to the most directly comparable IFRS financial measure, due to the uncertainty and inherent difficulty of predicting the occurrence and the financial impact of items impacting comparability. For the same reasons, ArcelorMittal is unable to address the significance of the unavailable information. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative to, ArcelorMittal's financial information prepared in accordance with IFRS. Comparable IFRS measures and reconciliations of non-GAAP financial/alternative performance measures are presented herein.

About ArcelorMittal

ArcelorMittal is one of the world's leading steel and mining companies, with a presence in 60 countries and primary steelmaking facilities in 15 countries. In 2024, ArcelorMittal had revenues of $62.4 billion and crude steel production of 57.9 million metric tonnes, while iron ore production reached 42.4 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: https://corporate.arcelormittal.com/

Enquiries

ArcelorMittal investor relations: +44 207 543 1128; Retail: +44 207 543 1156; SRI: +44 207 543 1156 and Bonds/credit: +33 1 71 92 10 26.

ArcelorMittal corporate communications (e-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419

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